                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

                               FORM 12b-25

                      NOTIFICATION OF LATE FILING

  [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

  [ ] Form N-SAR

  For the Period Ended: June 30, 2002.

  [ ] Transition Report on Form 10-KSB

  [ ] Transition Report on Form 10-QSB

  [ ] Transition Report on Form 20-F

  [ ] Transition Report on Form N-SAR

  [ ] Transition Report on Form 11-K

  For the Transition Period Ended:

  Nothing in this Form shall be construed to imply that the

  Commission has verified any information contained herein.

  If the notification relates to a portion of the filing

  checked above, identify the Item(s) to which the

  notification relates:

                  PART I - REGISTRANT INFORMATION

  Full Name of Registrant: Agate Technologies, Inc.

  Former Name, if Applicable:   n/a

  Address of Principal Executive Office (Street and Number):

 895 Dove Street, 3rd Floor

 Newport Beach, California 92660

              PART II - RULES 12b-25 (b) AND (c)

  If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part

  III of this form could not be eliminated without

  unreasonable effort or expense;

  [X] (b) The subject annual report or semi-annual report,

  transition report on Form 10-KSB, Form 20-F, 11-K or Form N-

  SAR, or portion thereof will be filed on or before the

  fifteenth calendar day following the prescribed due date; or

  the subject Quarterly report or transition report on Form

  10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit

  required by Rule 12b-25(c) has been attached if applicable)

                      PART III - NARRATIVE

  The Registrant is in the process of compiling information

  for the quarterly period ended June 30, 2002 for the Form 10-QSB,

  all of which information has not yet been received as there have been several share issuances and creditor compromises in the intervening period..

                    PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

  Chris Dieterich, Esq.: (310) 312-6888.

  (2) Have all or other periodic report required under section

  13 or 15(d) of the Securities Exchange Act of 1934 or

  section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the

  registrant was required to file such report(s) been filed?

  If the answer is no, identify report(s).

  [X] Yes [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last

  fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X] Yes [ ] No

  The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

  Agate Technologies, Inc.

  Francis Khoo, CEO

  Dated: August 9, 2002